<SEGMENT> ASFI

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Name of Issuer)
	ASTA FUNDING INC

(Title of Class of Securities)
Common Stock

(CUSIP Number)
	046220109

Rule 13d-1(c)

(Date of Event Which Requires Filing of This Statement)
May 30, 2008

NAME OF REPORTING PERSON
Peters MacGregor Capital Management Pty Ltd ("PMCM")

I.R.S. IDENTIFICATION NO.
	Not Applicable

MEMBER OF A GROUP?
Not Applicable

PLACE OF ORGANIZATION
Australia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
SOLE VOTING POWER 	0
SHARED VOTING POWER	 977,406
SOLE DISPOSITIVE POWER 	0
SHARED DISPOSITIVE POWER	 977,406

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	 977,406

PERCENT OF CLASS REPRESENTED BY AGGREGATE AMOUNT BENEFICIALLY
OWNED
	6.8%


TYPE OF REPORTING PERSON
IA



ITEMS 1 - 10 OF GENERAL INSTRUCTIONS

Item 1.
(a)Name of Issuer: 	ASTA FUNDING INC
(b)Address of Issuer: 	210 SYLVAN AVE, ENGLEWOOD CLIFFS, NJ 07632

Item 2.
(a) Name of Person Filing:  PMCM
(b)Address of Person Filing: PO Box 107, SPRING HILL QLD 4004, Australia
(c) Citizenship: Australia
(d) Title of Class of Securities:  Common Stock
(e) Cusip Number: 046220109

Item 3.
N/A

Item 4.  Ownership
(a) Amount Beneficially Owned
PMCM, in its capacity as fund manager, may be deemed to beneficially own 977,406 shares of the Issuer which are held of record by clients of PMCM.
(b) Percent of Class
	6.8%
(c) Number of shares as to which such person has:
   (i)   sole power to vote or to direct the vote
	0
   (ii)  shared power to vote or to direct the vote*
	977,406
   (iii) sole power to dispose or to direct the disposition of
	0
   (iv)  shared power to dispose or to direct the disposition of
	977,406

Item 5. Ownership of Five Percent or Less of Class:
N/A

Item 6. Ownership of More than Five Percent on Behalf of Another
Person:
The securities as to which this Schedule is filed by PMCM, in its capacity as investment advisor, are owned of record by clients of PMCM.
Those clients have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, such securities.
No such client is known to have such right or power with respect to more than five percent of this class of securities, except as follows: Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent Holding
Company:
N/A

Item 8. Identification and Classification of Members of the Group:
N/A

Item 9. Notice of Dissolution of Group:
N/A

Item 10. Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.




Signature:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 7, 2008

/s/ L Wayne Peters
Name: L Wayne Peters
Title: Director